FREEGOLD VENTURES LIMITED

TSX: ITF, OTC BB: FGOVF, Frankfurt: FR4

For Immediate Release

www.freegoldventures.com

Freegold Options Vinasale Gold Deposit, Alaska

March 2, 2007, (Vancouver, BC) – Freegold Ventures Limited ("Freegold") announces that it has entered into a Mining Exploration Agreement with Option to Lease with Doyon Limited, an Alaskan Native Regional Corporation, to option Doyon’s 100% interest in the Vinasale Gold Property. The Vinasale project is located 16 miles south of McGrath in central Alaska and covers an area of approximately 128,000 acres.  Vinasale is located in a northeast trending belt of igneous intrusion-related deposits that include the 33 million oz Donlin Creek deposit and the operating Nixon Fork gold mine.

Significant gold mineralization was first discovered at Vinasale by Central Alaska Gold Company (CAGC) in 1990.  Subsequent drilling by CAGC and then joint venture partner Placer Dome established an initial gold resource of 614,000 oz (10.4 million tons @ 0.057 oz/ton).  While the gold mineralization was found to be refractory, metallurgical testing showed that 95% of the gold reported to the flotation concentrate, thereby considerably reducing the volume of material that would need to be processed in order to recover the gold.  The property was subsequently optioned by ASA-Montague in 1994 and additional soil sampling, followed by limited in-fill and expansion drilling was successful in further increasing the gold resource to 920,000 oz (18.04 million tons @ 0.051 opt) based on the 36 holes that had been drilled into the Central Zone.  (Note that these resource figures are historical in nature and are provided for informational purposes only.  They are not 43-101 compliant, and as such should not be relied upon.)  Previous wide-spaced drilling northeast and south of the known deposit indicates these areas may have potential for resource expansion while previous limited reconnaissance work has indicated that additional gold mineralization exists on the property outside the area known to contain resources.

The main objective of Freegold’s program will be to expand the current resources and test other areas on the property that may have the potential to host additional resources. Initial programs will include geological mapping, sampling and geophysical surveys.  Freegold will also be collecting new samples for further metallurgical testing.  This test work will be conducted under the supervision of Freegold’s new VP of Project Development, Jeff Woods, who has considerable experience in the metallurgical testing of refractory deposits and in the design, construction and operation of numerous refractory processing plants.

Exploration/Lease Agreement with Doyon Limited.

Under the Exploration Agreement, Freegold must make cash payments of US$320,000 (US$50,000 first year) over five years, make annual scholarship donations of US$10,000, and make exploration expenditures totaling US$4,750,000 (US$300,000 first year). Freegold may at its option enter into a one year extension by making an additional cash payment of US$100,000 and incurring an additional US $1,500,000 in exploration expenditures. In the event the property is reduced by 50% or more the additional exploration expenditures shall be reduced to US $1,000,000.

Freegold may enter into one or more Mining Leases with Doyon on lands on which it has expended at least US$600,000, carried out at least 10,000 feet of core drilling, and submitted a pre-feasibility study.  Freegold will be required to make advance royalty payments and continue to conduct minimum exploration expenditures on leased lands until such time as a Board approved positive feasibility study has been delivered.  Advance royalty payments shall be US $100,000 per year during the initial five-year period, increasing to US$250,000 per year thereafter.  The minimum mandatory exploration expenditures shall be equal to the greater of US$25/acre or US$250,000 for each of the first five years, and US$50/acre or US$500,000 in subsequent years.  Upon submission of a Board approved feasibility study Doyon will have the right, for a period of 180 days, to acquire a minimum 5%, and a maximum 10% participating interest in Freegold’s interest.  Within 60 days of Doyon electing to participate, Doyon shall contribute to a joint venture an amount equal to 2.25 times Doyon’s proportionate share of Freegold’s cumulative expenditures on the leased area after the Effective Date of the Lease.  Following the expenditure of such funds, each party will be required to contribute its pro rata share of further expenditures.

Upon commencement of commercial production, Freegold must pay Doyon a royalty on the production of precious metals equal to the greater of a 2 % net smelter return (NSR) or a 10% net profits interest (NPI).  Once payback has been achieved the royalty shall increase to the greater of a 4 % NSR or a 20 % NPI. Royalties on base metals production shall be the greater of a 1 % NSR or a 10% NPI pre-payback and the greater of a 3 % NSR or a 20 % NPI post-payback.  For each lease agreement, Freegold will make ongoing scholarship payments of US$25,000 per year, which shall increase to US$50,000 per year upon the commencement of commercial production.

The Qualified Person for this release is Michael P. Gross, M.S., P. Geo., VP Exploration, Freegold Ventures Limited.

About Freegold Ventures Limited

Freegold Ventures Limited is a North American exploration company with a new management team experienced in mine development and production that is actively exploring advanced-stage gold projects in Idaho (Almaden) and Alaska (Golden Summit). Freegold holds a 100% lease interest in the Almaden gold project in Idaho. This large tonnage, disseminated, epithermal gold deposit was the subject of a feasibility study in 1997 calling for the development of a 95,000 oz/year open pit, heap leach mine.  Freegold is currently in the midst of a 34,000-foot drilling program aimed at further expanding the size of the resource prior to updating the feasibility study in 2007.  Freegold has also discovered new high-grade veins in surface trenching at its Golden Summit project outside Fairbanks.  A 10,000 ton bulk sample has recently been collected that will be processed in the spring of 2007, and a 25,000-foot drill program to further delineate gold mineralization within the current 1,000 foot wide by 3,500 foot long vein swarm commenced in December.  In excess of 7 million ounces of gold has historically been recovered from the Golden Summit property, which is located less than 5 miles from the Fort Knox mine, Alaska’s largest gold mine.

On behalf of the Board of Directors

For further information:

Investor Relations:

1.604.685.1870

1.800.667.1870

Steve Manz

ir@freegoldventures.com

President and C.E.O.

The TSX has neither approved nor disapproved the contents of this news release. CUSIP: 45953B107

DISCLAIMER

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission.